Exhibit 12

BEAM INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollar amounts in millions)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings Available:
Income from continuing operations before income taxes	$502.0	$169.3	$345.7	$248.0	$625.9
Add: Total Fixed Charges (1)	114.2	183.2	231.7	233.7	268.0
Distribution from equity investees	2.0	—	—	—	—
Less: Income (loss) of equity investees included above	11.3	14.1	(0.7)	4.0	(24.4)
Preferred dividends of consolidated subsidiaries	—	—	—	—	13.8

Total Earnings Available	$606.9	$338.4	$578.1	$477.7	$904.5

Fixed Charges and Preferred Dividends:
Interest expense and amortization of debt discount and expenses	$109.0	$170.8	$213.8	$215.8	$237.2
Portion of rentals representative of an interest factor	5.2	12.4	17.9	17.9	17.0
Preferred dividends of consolidated subsidiaries	—	—	—	—	13.8

Total Fixed Charges (1)	$114.2	$183.2	$231.7	$233.7	$268.0
Preferred dividend requirements	0.5	0.6	0.6	0.6	0.7

Combined Fixed Charges and Preferred Dividends (1)	$114.7	$183.8	$232.3	$234.3	$268.7

Ratio of Earnings to Fixed Charges	5.32	1.85	2.50	2.04	3.38
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	5.29	1.84	2.49	2.04	3.37

(1)	For 2008-2011, fixed charges include amounts from both continuing and discontinued operations.